UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________to___________

Commission file number 1-13948

A.    Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SWM Retirement Savings Plan II

B.    Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Mativ Holdings, Inc.
100 Kimball Place, Suite 600
Alpharetta, Georgia 30009

1.    Financial Statements and Schedules

    The financial statements and supplemental schedules for the plan have been prepared in accordance with the Employee Retirement Income Security Act of 1974, and are filed as Exhibit 99.1 hereto and incorporated by reference herein.

2.    SWM Retirement Savings Plan II

    The Report of Independent Registered Public Accounting Firm with respect to the financial statements and supplemental schedules of the SWM Retirement Savings Plan II is set forth in such financial statements and supplemental schedules filed as Exhibit 99.1 hereto and incorporated by reference herein.

3.Exhibits

Exhibit	Description

23.1	Consent of Moore, Colson & Company, P.C., Registered Independent Public Accounting Firm.

99.1	SWM Retirement Savings Plan II Financial Statements and Supplemental Schedules.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Mativ Holdings, Inc., as Plan Administrator of the SWM Retirement Savings Plan II, has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Mativ Holdings, Inc. U.S. Benefits Administrative Committee, as Plan Administrator of the SWM Retirement Savings Plan II

Date: July 12, 2024

By:	/s/ Kimberly Karsh
Kimberly Karsh
Chairperson, Mativ Holdings, Inc. U.S. Benefits Administrative Committee